Baytex Energy Corp.

Press Release - June 20, 2023

BAYTEX ANNOUNCES CLOSING OF RANGER ACQUISITION AND

UPDATED GUIDANCE FOR 2023

CALGARY, ALBERTA (June 20, 2023) - Baytex Energy Corp. ("Baytex") (TSX:BTE) (NYSE:BTE) announces the closing of its acquisition (the "Merger") of Ranger Oil Corporation ("Ranger").

"We are excited to close the Ranger acquisition, which materially increases our scale in the Eagle Ford while building quality operating capability in a premier basin. We have emerged from this transaction as a well-capitalized and diversified North American exploration and production company with a portfolio of high-quality oil weighted assets in Western Canada and the Eagle Ford shale in Texas. The transaction enhances our inventory and creates a more resilient and sustainable business with an attractive free cash flow profile. With our strong financial position we intend to increase our direct shareholder returns to 50% of free cash flow and introduce a dividend," commented Eric T. Greager, President and Chief Executive Officer.

H2/2023 Outlook

• Target average production of 153,000 to 157,000 boe/d (84% oil and NGLs)

• Execute an exploration and development program of $595 to $635 million

• Onstream 34 net wells in the Eagle Ford and 90 net wells in Canada

• Return 50% of free cash flow(1) to shareholders through share buybacks and a dividend

• Introduce a quarterly dividend(2) of $0.0225 per share ($0.09 per share annualized)

• Maintain strong liquidity with 50% undrawn capacity on our US$1.1 billion credit facility

Acquisition Highlights

The total consideration paid by Baytex, including assumption of net debt, was approximately US$2.2 billion (C$2.9 billion). Under the terms of the agreement, Ranger shareholders received 7.49 Baytex shares plus US$13.31 cash for each share of Ranger common stock.

The acquisition materially increases the scale of our Eagle Ford operations. We are adding 162,000 net acres in the crude oil window of the Eagle Ford, on-trend with Baytex's non-operated position in the Karnes Trough, and 741 net undrilled locations, representing an inventory life of 12 to 15 years that immediately competes for capital in our portfolio. The transaction increases our exposure to premium U.S. Gulf Coast pricing and includes substantial infrastructure in place with low operating and transportation costs.

(1) Specified financial measure that does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(2) Refer to the Dividend Advisory section in this press release for further information.

Baytex Energy Corp.

Press Release - June 20, 2023

Business Strategy

Through this transaction, Baytex has emerged as a well-capitalized, diversified oil-weighted North American E&P company with a strong free cash flow profile. Assuming a US$75 WTI crude oil price, we expect to generate annual EBITDA(1)(2)(3) of approximately $2.4 billion and annual free cash flow(3) of approximately $1 billion(1). The key elements of our business strategy include the following:

• Disciplined Capital Allocation. We are committed to a disciplined returns-based capital allocation strategy, targeting modest single digit organic production growth with exploration and development expenditures representing approximately 50% to 55% of our adjusted funds flow(4) at US$75 WTI. Each of our core assets has 10 or more years of development inventory at our current pace of development. This provides us the ability to efficiently allocate capital in response to changes in regional commodity prices and other economic factors.

• Focus on Free Cash Flow Generation. Our commitment to efficient capital allocation across our portfolio is expected to generate meaningful free cash flow. We intend to allocate 50% of free cash flow to debt repayment and 50% of free cash flow to shareholder returns. Our shareholder returns are expected to include a combination of share buybacks and a quarterly dividend(5).

• Maintain Financial Strength. Baytex has a strong balance sheet with significant financial liquidity. Our commitment to a strong balance sheet is unwavering and, with our 50% allocation of free cash flow to debt repayment, we intend to further strengthen our balance sheet. We have established a total debt(4) target of $1.5 billion which represents 1.0x total debt to adjusted EBITDA(3) at US$50/bbl WTI. Upon reaching this milestone, we will direct 75% of free cash flow to shareholder returns. We believe this level of total debt will provide us with full flexibility to run our business through commodity price cycles and generate meaningful returns.

• Hedging Program. We employ a disciplined hedging program to help mitigate volatility in revenue due to changes in commodity prices. We intend to hedge approximately 40% of our net crude oil exposure for the next 12 months by utilizing wide 2-way collars with the floor set to ensure a modest return on our highest breakeven assets.

2023 Outlook

We continue to execute on our base business as planned. Our average production for the second quarter of 2023 is estimated at 88,500 to 89,000 boe/d, which includes production from Ranger for the 11 days following closing of the Merger. Production in Q2/2023 was reduced by approximately 4,500 boe/d due to the temporary curtailment of production resulting from the wildfires in Alberta.

For the second half of 2023, exploration and development expenditures are forecast to be $595 to $635 million, which are expected to generate an average production rate of 153,000 to 157,000 boe/d. Our production mix for the second half of 2023 is forecast to be 84% oil and NGLs (50% light oil, 22% heavy oil and 12% NGLs) and 16% natural gas.

	Q1/2023 Actual	Q2/2023 Estimate	H1/2023 Estimate	H2/2023 Guidance	FY 2023 Guidance
Production (boe/d)	86761 (6)	88,500-89,000	87,750	153,000-157,000	120,500-122,500
Exploration and development expenditures ($ millions)	$234	$170-$180	$410	$595-$635	$1,005-$1,045

(1) Based on the 12-month period from July 1, 2023 to June 30, 2024, and the following commodity prices:  WTI - US$75/bbl, WCS differential to WTI - US$15/bbl, NYMEX Gas - US$3.50/MMbtu; Exchange Rate (CAD/USD) - 1.35.

(2) EBITDA is calculated in accordance with the credit facilities agreement which is available on SEDAR at www.sedar.com.

(3) Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(4) Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.

(5) Refer to the Dividend Advisory section in this press release for further information.

(6) Q1/2023 actual production is comprised of 31,678 bbl/d of light crude oil and medium crude oil (including condensate), 34,191 bbl/d of heavy crude oil, 7,213 bbl/d of natural gas liquids and 82,066 mcf/d of conventional natural gas.

Baytex Energy Corp.

Press Release - June 20, 2023

Return of Capital Framework

In conjunction with closing of the Merger, we intend to increase our direct shareholder returns to 50% of free cash flow(1) generated by the combined company, which will allow us to increase the value of our share buyback program and introduce a dividend.

Our share buyback program was placed on hold at the beginning of the year due to the pending Merger. To meet our shareholder return commitment, we intend to include 25% of the free cash flow generated from January 1, 2023 to June 19, 2023 in our 2023 share buyback program.

The Baytex Board of Directors has approved the filing of a Normal Course Issuer Bid ("NCIB") application with the Toronto Stock Exchange (the "TSX") for a share buyback program for up to 10% of our post-closing public float. In addition, we intend to introduce a quarterly dividend of $0.0225 per share ($0.09 per share annualized). If declared by the Baytex Board of Directors, the initial dividend is expected to be paid in October 2023(2).

Financial Liquidity

We are well capitalized and have significant liquidity on our credit facilities. We have established a new US$1.1 billion revolving credit facility with a maturity date of April 1, 2026, and a new US$150 million two-year term loan.

Our total debt(3) is forecast to be approximately $2.5 billion as at June 30, 2023 and we expect to maintain strong liquidity with approximately 50% undrawn capacity on our revolving credit facility.

Our balance sheet remains a priority with a newly established total debt target of $1.5 billion, representing approximately 1x total debt to EBITDA(4) at US$50/bbl WTI. Upon achieving this total debt level, we intend to increase direct shareholder returns to 75% of free cash flow.

The proceeds from our US$800 million private placement offering of senior notes (the "Notes") have been released from escrow. The Notes bear interest at a rate of 8.5% per annum and mature on April 30, 2030. The net proceeds from the offering, together with borrowings under our credit facilities and term loan, were used to fund the cash portion of the consideration for the acquisition, to repay certain outstanding indebtedness of Ranger and to pay fees and expenses in connection with the Merger.

Risk Management

To help manage the impacts of commodity price movements, we utilize various financial derivative contracts to reduce the volatility of our revenues. We intend to hedge approximately 40% of our net crude oil exposure for the next 12 months.

For the second half of 2023, we have entered into hedges on approximately 37% of our net crude oil exposure, utilizing a combination of 2-way collars on 33,775 bbl/d with a weighted average floor price of US$66.61/bbl and a weighted average ceiling price of US$92.60/bbl and a 5,000 bbl/d purchased put at US$60/bbl.

For the first half of 2024, we have currently entered into hedges on approximately 5% of our net crude oil exposure, utilizing 2-way collars on 4,950 bbl/d with a weighted average floor price of US$65.00/bbl and a weighted average ceiling price of US$83.48/bbl.

Board of Directors and Leadership Team

On closing of the Merger, Baytex appointed Jeffrey E. Wojahn and Tiffany ("T.J.") Thom Cepak to the Baytex Board of Directors, which provides continuity and experience with the Ranger business and expertise in U.S. regulatory and operating matters. The Baytex Board of Directors is comprised of ten members, nine of whom are independent and four of whom are women. All committees of the Baytex Board of Directors are Chaired by independent members and two of the four committee Chairs are women.

(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(2) Refer to the Dividend Advisory section in the press release for further information.

(3) Capital management measure. Refer to the Capital Management Measures section in this press release for further information.

(4) EBITDA is calculated in accordance with the credit facilities agreement which is available on SEDAR at www.sedar.com.

Baytex Energy Corp.

Press Release - June 20, 2023

We have an established leadership team committed to creating shareholder value. We are excited to welcome Julia Gwaltney and Kayla Baird to the Baytex leadership team, as well as the Ranger teams operating in Texas. The Baytex leadership team is comprised of:

• Eric Greager, President and Chief Executive Officer

• Chad Kalmakoff, Chief Financial Officer

• Chad Lundberg, Chief Operating Officer

• James Maclean, Chief Legal Officer and Corporate Secretary

• Brian Ector, Senior Vice President, Capital Markets and Investor Relations

• Kendall Arthur, Senior Vice President and General Manager, Canadian Heavy Oil Operations

• Julia Gwaltney, Senior Vice President and General Manager, U.S. Eagle Ford Operations

• Nicole Frechette, Vice President and General Manager, Canadian Light Oil Operations

• Chris Lessoway, Vice President, Finance and Treasurer

• Kayla Baird, Vice President, U.S. Accounting and Corporate Services

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "believe", "continue", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: the strategic rationale for the Merger, including that the Merger will result in a combined company that will deliver an attractive free cash flow profile and increased shareholder returns; our expectations of enhanced inventory and creation of a more resilient and sustainable business as a result of the Merger; the expected financial effects of the Merger, including our expected annual EBITDA and annual free cash flow; expectations regarding our intention to further strengthen our balance sheet and the allocation of free cash flow, including with respect to debt repayment and shareholder returns; the expectation that our commitment to efficient capital allocation will generate meaningful free cash flow; our intention to increase direct shareholder returns to 50% of free cash flow through share buybacks and implementation of a quarterly dividend; expectations regarding the anticipated dividend, including the amount and the timing thereof; our intention to direct a portion of free cash flow generated from January 1, 2023 to June 19, 2023 in our 2023 share buyback program; our target debt milestone and our intention that, upon reaching such milestone, we will begin directing additional free cash flow to shareholder returns and the expected benefits of such; the expectation that our anticipated level of total debt will provide us with full flexibility to run our business through commodity price cycles and generate meaningful returns; expectations regarding our undrawn capacity on our revolving credit facility and that we'll maintain strong liquidity; our estimated and target production rates; our forecasted production mix for the second half of 2023; expectations regarding execution of an exploration and development expenditure program, the forecasted amount thereof, the anticipated timing of such and the expected resulting production rates; our target of modest single digit organic production growth and the portion of our adjusted funds flow that exploration and development expenditures are expected to will represent; our intention to file an NCIB application with the TSX for a share buyback program; our plans and expectations in respect of our drilling program, including the anticipated number of wells to be brought onstream and the locations of such wells; our hedging plans during the next 12 months, including that we intend to utilize wide 2-way collars with the floor set to ensure a modest return on our highest breakeven assets; that our core assets have 10 or more years development inventory at the current pace of development and that such will allow us to efficiently allocate capital in response to changes in regional commodity prices and other economic factors; our expectations regarding current and future hedges, including the anticipated benefits of such; and other similar matters.

These forward-looking statements are based on certain key assumptions regarding, among other things: our ability to successfully integrate the acquired business into our existing operations; the ability of the combined business to realize the anticipated benefits of the Merger; that the Baytex Board of Directors will declare the expected dividend; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; the future impact of wildfires on our production; that our core assets have more than 10 years development inventory at the current pace of development; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the receipt, in a timely manner, of approval of the NCIB by the TSX; the availability and cost of labour and other industry services, including operating and transportation costs; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our hedging program; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: risks relating to any unforeseen liabilities of Baytex and Ranger; that the anticipated benefits of the Merger are not achieved; that the Merger fails to result in the anticipated benefits; that the Baytex Board of Directors determines not to declare the expected dividend; that the TSX determines not to approve the NCIB; that Baytex fails to meet its guidance; the volatility of oil and natural gas prices and price differentials (including the impacts of Covid-19); risks related to ongoing wildfires; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; risks associated with our ability to develop our properties and add reserves; the impact of an energy transition on demand for petroleum productions; changes in income tax or other laws or government incentive programs; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; the availability and cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; risks associated with large projects; costs to develop and operate our properties, including transportation costs; public perception and its influence on the regulatory regime; current or future control, legislation or regulations; new regulations on hydraulic fracturing; restrictions on or access to water or other fluids; regulations regarding the disposal of fluids; risks associated with our hedging activities; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; additional risks associated with our thermal heavy oil projects; our ability to compete with other organizations in the oil and gas industry; risks associated with our use of information technology systems; results of litigation; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks of counterparty default; the impact of Indigenous claims; risks associated with expansion into new activities; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control.

Baytex Energy Corp.

Press Release - June 20, 2023

The future acquisition by Baytex of its shares pursuant to a share buyback program, if any, and the level thereof is uncertain. Any decision to acquire shares of Baytex will be subject to the discretion of the Baytex Board of Directors and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions, satisfaction of the solvency tests imposed on Baytex under applicable corporate law and receipt of regulatory approvals. There can be no assurance that Baytex will buyback any shares of Baytex in the future.

These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2022, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC") and in our other public filings, including in our registration statement on Form F-4 filed with the SEC in connection with the merger.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

This press release contains information that may be considered a financial outlook under applicable securities laws about Baytex's potential financial position, including, but not limited to, estimated EBITDA, exploration and development expenditures, allocation of free cash flow to shareholder returns, total debt to adjusted EBITDA, free cash flow and adjusted funds flow, and the estimated dividend payable by Baytex, all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth herein. The actual results of operations of Baytex will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, Baytex undertakes no obligation to update such financial outlook. The financial outlook contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about Baytex's potential future business operations. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

All dollar amounts in this press release are stated in Canadian dollars unless otherwise specified.

Dividend Advisory

Baytex's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on Baytex's shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Board of Directors of Baytex and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Baytex under applicable corporate law. Further, the actual amount, the declaration date, the record date and the payment date of any dividend are subject to the discretion of the Board of Directors of Baytex. There can be no assurance that Baytex will pay dividends in the future.

Specified Financial Measures

In this press release, we refer to certain financial measures which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers. In addition, this press release contains the terms "total debt", "adjusted funds flow" and "net debt" which are considered capital management measures. We believe that inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Baytex.

Baytex Energy Corp.

Press Release - June 20, 2023

Non-GAAP Financial Measures

Free cash flow

Free cash flow referred to in this press release is a forward-looking non-GAAP measure that is calculated consistently with the measures disclosed in the Company's MD&A. The most directly comparable financial measure for free cash flow disclosed in the Company's primary financial statements is cash flow from operating activities. For the three-months ended March 31, 2023, cash flow from operating activities and free cash outflow were $184.9 million and $1.9 million, respectively. For information on the composition of free cash flow and how the Company uses this measure, refer to the "Specified Financial Measures" section of the MD&A for the period ended March 31, 2023, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com.

Capital Management Measures

Total debt, net debt and adjusted funds flow

Total debt, net debt and adjusted funds flow referred to in this press release are calculated consistently with the measures disclosed in Baytex's Management's Discussion and Analysis ("MD&A") for the three-months ended ended March 31, 2023. The most directly comparable financial measures for total debt and net debt, and adjusted funds flow disclosed in Baytex's primary financial statements are credit facilities and cash flow from operating activities, respectively. For the three-months ended March 31, 2023, credit facilities and cash flow from operating activities were $407.4 million and $184.9 million, respectively. For the three-months ended March 31, 2023, total debt, net debt and adjusted funds flow were $964.0 million, $995.2 million and $237.0 million, respectively. For information on the composition of these measures and how Baytex uses them, refer to the "Specified Financial Measures" section of the MD&A for the period ended March 31, 2023, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release discloses drilling inventory and potential drilling locations that have associated proved and/or probable reserves based on the evaluations of Ranger's reserves prepared by McDaniel in accordance with NI 51-101 and the Canadian Oil and Gas Evaluation Handbook. Drilling inventory and drilling locations refers to Ranger's proved, probable and unbooked locations. Proved locations and probable locations account for drilling locations in our inventory that have associated proved and/or probable reserves. Unbooked locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations are farther away from existing wells and, therefore, there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty whether such wells will result in additional oil and gas reserves, resources or production. There is no certainty that Baytex will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Baytex will actually drill wells is ultimately dependent upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production. We have not risked potential drilling locations, and actual locations drilled and quantities that may be ultimately recovered may differ substantially from estimates. We make no commitment to drill all of the drilling locations that have been identified. Factors affecting ultimate recovery include the scope of our ongoing drilling program, which will be directly affected by the availability of capital, drilling, and production costs, availability of drilling and completion services and equipment, drilling results, lease expirations, regulatory approvals, and geological and mechanical factors. Estimates of reserves, type/decline curves, per well economics, and resource potential may change significantly as development of our oil and gas assets provides additional data. Additionally, internal rates of return disclosed herein are calculated solely based on drilling and completion costs per well and lease operating expenses and do not include other costs such as land acquisition costs, general and administrative expenses, or other costs and expenses.

This press release contains certain oil and gas metrics which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Baytex's performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

Notice to United States Readers

The petroleum and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") requires oil and gas issuers, in their filings with the SEC, to disclose only "proved reserves", but permits the optional disclosure of "probable reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers disclose their reserves in accordance with NI 51-101, which requires disclosure of not only "proved reserves" but also "probable reserves". Additionally, NI 51-101 defines "proved reserves" and "probable reserves" differently from the SEC rules. Accordingly, proved and probable reserves disclosed in this press release may not be comparable to United States standards. Probable reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves.

Baytex Energy Corp.

Press Release - June 20, 2023

In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The SEC rules require reserves and production to be presented using net volumes,

after deduction of applicable royalties and similar payments.

Moreover, Baytex has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. As a consequence of the foregoing, Baytex's reserve estimates and production volumes in this press release may not be comparable to those made by companies utilizing United States reporting and disclosure standards.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com